January 14, 2013

Via EDGAR

William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0404

Re:	Response to Comments Received from the Staff of the Commission with respect to
Form 10–K for Fiscal Year Ended January 31, 2012, filed on April 12, 2012,
File No. 1-34956

Dear Mr. Thompson:

This letter sets forth the responses of Conn’s, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 31, 2012 (the “Comment Letter”) with respect to the Form 10-K filed on April 12, 2012.

For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.

General

1.	Please correct the commission file number on the cover page. Our records show that your commission file number is 1-34956.

Response:

We will file an Amendment No. 1 to our Form 10-K to correct the commission file number. We will ensure that such file number is current in all future filings.

Item 8. Financial Statements and Supplementary Data, page 61

Notes to Consolidated Financial Statements, page 69

1. Summary of Significant Accounting Policies, page 69

Restructured Customer Accounts Receivable, page 71

2.	We note that you define TDR accounts that originated in the current fiscal year as accounts that have been re-aged in excess of three months or refinanced and accounts originating in prior fiscal years when the cumulative re-aging exceeds three months and the accounts were re-aged in the current fiscal year. Please tell us how this policy complies with the guidance in ASC 310-40. In doing so, please describe in detail, by class of customer accounts receivable, the nature and terms of the modifications to accounts re-aged and refinanced. Please also tell us how you determine whether or not you granted a concession to the creditors. In that regard, please discuss how you assess whether a re-aging or restructuring is insignificant.

Response:

We provide installment loan financing to our customers in connection with our sale of products and services. A significant portion of our customer credit portfolio is due from customers that are considered higher-

Conn’s, Inc. | 4055 Technology Forest Boulevard, Suite 210 | The Woodlands, Texas 77381

January 14, 2013

risk, subprime borrowers. For the years presented in the Form 10-K, our loan contracts provide for interest at the maximum rate allowed by the respective state regulations in which we operate. As of January 31, 2012, we had over 484 thousand active accounts with an average balance of $1,329 outstanding per account. We have 45-plus years of experience financing customer purchases and collecting the related amounts owed. Unlike many revolving charge arrangements which allow a minimum payment option, our installment loan program provides for equal monthly installments including principal and interest. If a payment is delayed, missed or paid only in part, the account becomes delinquent. “Re-ages” on a portion of the substantial number of customer accounts have been and continue to be performed to assist our customers in meeting their obligations. On average, for the 24-month period ended January 31, 2012, approximately 16% of our outstanding customer accounts had been re-aged or refinanced. On page 15 of our Form 10-K, we present the estimated percentage of re-aged customer accounts collected for the years ended January 31, 2012, 2011 and 2010 was 69.3%, 75.6% and 83.1%, respectively.

In the quarter ended October 31, 2011 (third quarter fiscal 2012), we adopted the amendments provided by the Financial Accounting Standards Board’s Accounting Standards Update No. 2011-02 (“ASU 2011-02”), A Creditor’s Determination of Whether Restructuring is a Troubled Debt Restructuring. In accordance with the clarification provided by this guidance, we reassessed restructurings that occurred on or after the beginning of fiscal year 2012 (February 1, 2011) for identification as troubled debt restructurings.

The vast majority of our customers pay scheduled monthly payments when due or soon thereafter. As of January 31, 2012, 76.3% of our total receivable portfolio was current with an additional 11.6% between 1-30 days past due (based on payment due date).

We regularly extend or “re-age” a portion of our delinquent customer accounts as a part of our normal collection procedures to protect our investment. Generally, extensions are granted to customers who have experienced a financial difficulty (such as the temporary loss of employment), which was subsequently resolved and the customer indicates a willingness and ability to resume making monthly payments. Re-ages are not granted to debtors who demonstrate a lack of intent or ability to service the obligation. These re-ages involve modifying the payment terms to defer a portion of the cash payments currently required of the debtor to help the debtor improve his or her financial condition and eventually be able to pay us. Our re-aging of customer accounts does not reduce the contractual principal or interest due from the debtor/customer. Typically, we also charge the customer an extension fee, which approximates the interest owed for the time period the contract was past due. To a much lesser extent, we may provide the customer the ability to re-age their obligation by refinancing the account or making two consecutive payments. Under these scenarios, as with extensions, the customer must resolve the reason for delinquency and show a willingness and ability to resume making contractual monthly payments. As we already earn the maximum interest rate allowable under the respective state regulations, we do not have the ability to increase the interest rate in connection with an extension/re-age or refinancing of a customer account. We identified loan re-ages and refinancings as potentially qualifying for treatment as troubled debt restructurings under Accounting Standards Codification (“ASC”) 310-40 given that a concession is granted as the timing of customer principal payments is extended.

As discussed above, a significant portion of our customer receivable portfolio is from subprime borrowers with average income of approximately $38 thousand and minimal access to funds from other sources, particularly following an interruption in employment or other event impacting current disposable cash flow. Consistent with ASC 310-40, we considered the probability of payment default from this small-balance, homogeneous account group when determining whether such debtors are experiencing financial difficulties.

We reviewed the characteristics and patterns in customer payment histories, extensions and charge-off rates to determine if correlation existed between the period of time an account was extended and customer non-performance. This analysis showed that default rates increased prominently for accounts that had been cumulatively re-aged more than three months or refinanced. From this analysis, we concluded that the level and probability of default, and thus the level of concession, increases for accounts which cumulatively require extension beyond three months or refinancing.

Based on the above, we concluded that accounts with payment terms cumulatively extended beyond 90 days or refinanced should be accounted for as troubled debt restructurings (“TDRs”) in accordance with ASC 310-40 given the demonstrated financial difficulty by the debtor and the concession in payment terms granted by the Company.

January 14, 2013

The following provides a summary of the treatment of our customer receivable accounts.

	Includes	Disclosures Include
Customer Accounts Receivable	All accounts for which payment term has not been cumulatively extended over 90 days, refinanced or in bankruptcy status	Total balance, amounts greater than 60 days past due and amounts re-aged up to 90 days separately disclosed for customers with credit scores below 575 and for those with credit scores equal to or greater than 575

Troubled Debt Restructurings (accounted for in accordance with the provisions of ASC 310-40)	All accounts for which payment term has cumulatively been extended over 90 days, accounts refinanced and all accounts in bankruptcy status (a nominal amount)	Total balance, amounts greater than 60 days past due and amounts cumulatively re-aged over 90 days separately disclosed for customers with credit scores below 575 and for those with credit scores equal to or greater than 575

As discussed above, our analysis showed that default rates increased prominently for those accounts that had been extended/re-aged more than three months or refinanced. The average term of installment loan originations in fiscal 2012 was 31 months. Our re-aging of customer accounts does not reduce the contractual principal or interest due from the debtor/customer. We typically charge the customer an extension fee, which approximates the interest owed for the time period the contract was past due. The following summarizes the impact of a 90-day extension on the average 31-month term of an installment note originated in 2012 under our re-age practices:

•	the contract period is extended by approximately 10%; and

•	interest rate, after considering extension fees, is reduced by approximately 1%.

As such, cumulative extensions or re-ages of less than 90 days were concluded to be insignificant. Please note that while not included in the calculation of impairment for troubled debt restructurings, such accounts are included in the reserve analysis in providing for losses on non-TDR accounts at the end of each period. In Note 4 to the financial statements, we disclose the balance of accounts cumulatively re-aged less than 90 days and included in non-TDR accounts by credit score band.

3.	Please tell us your consideration of disclosing the information about troubled debt restructurings of customer accounts receivable required by ASC 310-10-50-33 and 34.

Response:

For the year ended January 31, 2012 (the fiscal year for which ASU 2011-02 was effective for us), we expanded our disclosure to address the requirements of ASC 310-10-50-33 and 34 for the troubled debt restructuring of financing receivables. We only finance the products and services we offer. For qualitative purposes, additional disclosure is provided with respect to receivable balances by credit score band.

As required by ASC 310-10-50-33, for each period for which a statement of income is presented (only fiscal 2012 given implementation of ASU 2011-02 in the quarter ended October 31, 2011), we provided:

•	narrative discussion with respect to how our financing receivables were modified;

•	the financial statement effects of modification of the financing receivables; and

•	how such modifications are factored into the determination of the allowance for credit losses.

January 14, 2013

In accordance with ASC 310-10-50-34, for each period for which a statement of income is presented (only fiscal 2012 given implementation of ASU 2011-02 in the quarter ended October 31, 2011), we disclosed:

•	the type of financing receivable that defaulted (customer receivables);

•	the amount of customer receivables which defaulted (principal and interest charge-offs); and

•	how such defaults factored into the determination of the allowance for credit losses (provision for uncollectible accounts and interest and recoveries).

Specific quantitative and qualitative disclosure provided in our Form 10-K includes:

Page 71– “Restructured Customer Accounts Receivable. ….. The Company defines TDR accounts that originated in the current fiscal year as accounts that have been re-aged in excess of three months or refinanced. For accounts originating in prior fiscal years, if the cumulative re-aging exceeds three months and the accounts were re-aged in fiscal year 2012 then the account is considered a TDR account. The Company recorded a pre-tax charge during the fiscal year 2012 of $14.1 million, net of previously provided reserves, related to the required adoption of the accounting guidance related to TDR accounts.”

Page 72– “Allowance for Doubtful Accounts. …. The Company determines reserves for those accounts that are TDRs based on the present value of cash flows expected to be collected over the life of those accounts. The excess of the carrying amount over the discounted cash flow amount is recorded as a reserve for loss on those accounts…. The adoption of the TDR guidance for the year ended January 31, 2012 resulted in determining the balance of accounts considered to be TDRs of $48.9 million. The amount included in the allowance for doubtful accounts associated with principal and interest on these loans was $25.4 million as of January 31, 2012. TDR accounts are segregated from the credit score stratification for reporting and measurement purposes.”

Page 78– “4. Supplemental Disclosure of Customer Receivables

As part of the Company’s collection efforts, it may modify loans for certain borrowers experiencing financial difficulty that are intended to maximize the net cash flow from the account, after expenses, and avoid the need for repossession of collateral. The Company may extend the loan term, refinance or otherwise re-age an account. Effective during the year ended January 31, 2012, the Company limited the accumulated number of months an account can be re-aged to a maximum of 12 months. These modifications may result in receiving the full amount due, or certain installments due, under the loan over a period of time that is longer than originally provided under the terms of the loan. Loan modifications in which an economic concession has been granted to a borrower experiencing financial difficulty are accounted for and reported as TDRs.

For the year ended January 31, 2012, the Company was required to adopt new accounting guidance that provides clarification on whether a debtor is experiencing financial difficulties and whether a concession has been granted to the debtor for purposes of determining if a loan modification constitutes a TDR. The adoption applies retrospectively to its loan restructurings after January 31, 2011. The related increase in the allowance for doubtful accounts associated with principal and interest on these accounts was $14.1 million as of October 31, 2011, the date of adoption. The total balance of TDR as of January 31, 2012 was $48.9 million with total principal and interest reserves of $25.4 million. …..”

We also provided within Note 4 to the financial statements, tabular form data for TDR accounts as of January 31, 2012, including total outstanding customer accounts receivable, total outstanding balance 60 days past due and total outstanding balances re-aged. We also disclosed for the year ended January 31, 2012, the average balance of restructured accounts together with the net credit charge-offs and activity (including provision, principal charge-offs, interest charge-offs and recoveries) within our allowance for doubtful accounts and uncollectible interest for customer receivables.

We believe such disclosure is responsive to the requirements of ASC 310-10-50-33 and 34.

January 14, 2013

Customer Accounts Receivable, page 71

Interest Income on Customer Accounts Receivable, page 72

4.	We note that interest income is accrued until the contract or account is paid off or charged-off, and that accounts that are delinquent more than 209 days as of the end of a month are charged off. Please tell us your consideration of disclosing the recorded investment in customer accounts receivables past due 90 days or more and still accruing interest. Please refer to ASC 310-10-50-7.

Response:

As noted, we have disclosed the following on page 72: “The amount of customer receivables carried on the Company’s consolidated balance sheet that were past due 90 days or more and still accruing interest was $39.5 million and $43.5 million at January 31, 2012 and 2011, respectively.” We believe such disclosure is responsive to the specific requirements of ASC 310-10-50-7.

Please note that we recognize interest income only to the extent that we expect to realize such amounts, through the establishment of reserves for uncollectible interest. Adjustments to the reserve are recorded at the end of each period and included within interest income. Additionally we disclose on page 72: “The Company recognizes interest income on TDR accounts using the interest income method, which requires reporting interest income equal to the increase in the net carrying amount of the loan attributable to the passage of time.”

Allowance for Doubtful Accounts, page 72

5.	We note that you focus your collection efforts on preventing accounts from becoming 60 days past due or greater which is a leading indicator of potential charge-offs. We also note that the change in your re-age policy had the impact of increasing delinquencies and accelerating charge-offs and that the change in your charge-off policy accelerated charge-offs. In addition, we note that the allowance for uncollectible accounts as a percentage of total managed receivables increased from 6.5% in fiscal 2010 to 7.5% in fiscal 2011. Please tell us:

•	why you changed your re-aging and charge-off policies and the business, industry, geographic, economic or political factors that led to the change;

•

whether there were any changes in your methodology for determining the allowance for doubtful accounts during fiscal 2011 and how your methodology for determining the allowance for doubtful accounts was applied throughout the year;

•	why the allowance as percentage of accounts receivable increased;

•	the economic events that caused you to change the rate at which you provide for uncollectible receivables and whether such change could have or should have been made sooner;

•

the speed to which management assesses current economic and portfolio performance trends and adjusts the provision rate to more accurately represent management’s estimate of expected economic and portfolio trends. Note that the reserve should reflect events or transactions about conditions that exist at the balance sheet date and that charge-offs are a lagging indicator of credit quality;

•

how quickly management assesses a deterioration or improvement in the aging of outstanding receivables in determining adjustments to the calculated reserve at period end based on the actual loss ratio; and

•	the factors you considered in developing loss measurements and how those factors affected the loss measurements.

Lastly, please provide a summary of your customer accounts receivable aging and reserve analysis as of January 31, 2011 similar to that provided in your letter dated April 9, 2009.

January 14, 2013

Response:

Please tell us why you changed your re-aging and charge-off policies and the business, industry, geographic, economic or political factors that led to the change.

With the change in our chief executive officer in early fiscal 2012, an extensive review of many of our business strategies and practices was undertaken to improve our financial position and results of operations. In addition to other items identified, the review highlighted that in many cases we were spending more to collect significantly aged accounts than we ultimately collected. Accordingly, we modified our re-age and charge-off policies to improve the overall economic performance of our credit segment operations by reducing the amount spent to collect significantly aged and re-aged accounts. The following excerpt from page 9 of our Form 10-K provides further discussion of the business driver:

“To improve the profit contribution of our credit operation, we have modified our collection practices over the past year to focus our portfolio servicing operations on collections of higher value accounts. The primary changes made were to:

•	Change our charge-off policy, such that accounts will be charged off more quickly than in the past, requiring accounts over 209 days past due at month end to be charged off; and

•	Limit re-aging of customer accounts so that no account can be re-aged more than a total of 12 months over the life of the account, among other requirements.

The impact of these changes has allowed us to reduce collection costs, as older, more highly re-aged accounts continue to age to the point of charge-off, if the customer is unable or unwilling to make adequate payments on their credit account. We believe the above changes will allow us to realize a higher and more consistent level of profitability from our credit operations.”

As a result of the changes to our charge-off and re-aging policies, servicing costs declined from 5.4% of the average portfolio balance in fiscal 2011 to 4.9% in fiscal 2012 and 4.1% for the current fiscal year to-date.

Please tell us whether there were any changes in your methodology for determining the allowance for doubtful accounts during fiscal 2011 and how your methodology for determining the allowance for doubtful accounts was applied throughout the year.

Except for the adoption of the guidance provided by ASU 2011-02 and ASC 310-40 for a portion of our customer receivable portfolio, there were no changes in our methodology for determining the allowance for doubtful accounts during the fiscal year ended January 31, 2012. For accounts considered to be troubled debt restructurings, we determined reserves based on the present value of cash flows expected to be collected over the life of those accounts. The excess of the carrying amount over the discounted cash flow amount is recorded as a reserve for loss on those accounts. Our methodology for determining the allowance for doubtful accounts for all other customer receivables in its portfolio remained consistent during the fiscal year ended January 31, 2012.

Our approach and methodology for determining the allowance for doubtful accounts was applied consistently throughout the year for the customer receivable portfolio except for the portion required to be accounted for as troubled debt restructurings beginning in the quarter ended October 31, 2011 (third quarter fiscal 2012).

At the end of each quarter, we calculate the required allowance for doubtful accounts using a projection model based on outstanding receivables stratified by days delinquent, in 30-day increments (each a delinquency bucket). With those balances by delinquency bucket as the starting point in the projection, based on historical and expected collection trends by delinquency bucket, we project the future monthly delinquent balances by delinquency bucket and related future charge-offs over the next 12-month period. Use of this model allows us to incorporate estimated improvements or deterioration in delinquency trends, as well as economic conditions and events existing as of the balance sheet date, and our expectations of future economic and portfolio performance trends, into our reserve estimates at the end of each period.

January 14, 2013

In connection with the application of the guidance for troubled debt restructurings beginning in the third quarter of fiscal 2012, the allowance for doubtful accounts for such accounts was calculated at the end of each period based on the present value of cash flows expected to be collected over the life of those accounts. The excess of the carrying amount over the discounted cash flow amount is recorded as a reserve for loss on those accounts. Additionally, the estimated impact of these TDR accounts was removed from the projection model discussed above.

Please tell us why the allowance as percentage of accounts receivable increased.

The following table provides a summary of our allowance for doubtful accounts by category as of January 31, 2012 and 2011 (dollars in thousands):

	As of January 31,
	2012			2011
	Customer Receivables	TDR Receivables	Total	Total
Customer Receivables	$594,429	$48,872	$643,301	$675,766
Allowance for Doubtful Accounts	$24,518	$25,386	$49,904	$44,015
Allowance as Percentage of Balance	4.1%	51.9%	7.8%	6.5%

The increase in our allowance for doubtful accounts was driven by the implementation of stricter re-age and charge-off policies, and the adoption of the troubled debt restructuring guidance.

The implementation of stricter re-age and charge-off policies, as described in our response to the first inquiry within this comment, was expected to and did result in delinquent accounts subsequently flowing to charge-off more quickly than in the past. The estimated effects of these changes were reflected in our projection models, driving an increase in the losses we expected to realize over the next 12-month period. We adjusted our allowance for doubtful accounts at the end of each quarter based on this analysis.

With the adoption of the troubled debt restructuring guidance in the third quarter of fiscal 2012, we began to establish reserves for TDR receivables using discounted cash flows over the full term of the loans. As of January 31, 2012, the computed reserve was 52% of the outstanding balance – driving the majority of the overall increase in the allowance for doubtful accounts as a percentage of total customer receivables.

Please tell us the economic events that caused you to change the rate at which you provide for uncollectible receivables and whether such change could have or should have been made sooner.

As presented above, the Company’s overall allowance for doubtful accounts as a percentage of the total customer receivables was 7.8% and 6.5%, respectively, as of January 31, 2012 and 2011.

Such prior-year balance was appropriate to cover losses expected to be realized over the next 12-month period. We adjusted our projection models and the related allowance for doubtful accounts to include our best estimates of the impact of changes in our charge-off and re-age policies changes at the end of each quarter. Additionally, with clarifications provided by ASU 2011-02, we re-assessed our accounting for accounts in which extensions were granted on customer receivables. The implementation of ASC 310-40 (in the third quarter of fiscal 2012) required us to establish reserves for troubled debt restructurings based on the estimated discounted cash flows over the full term of the loans – driving incremental requirements for the allowance for doubtful accounts. As the balance of accounts cumulatively re-aged over 90 days fluctuates, this has and will continue to drive variations in reserve levels and our provision for bad debts. It should be noted that our re-aging of accounts is cyclical with the level of extensions granted or outstanding generally being the lowest in the first quarter of each fiscal year when our customers generally receive incremental cash from tax refunds and other government programs. In a normal year (not impacted by business decisions such as the change in re-aging policies), we would expect extended accounts to increase moderately over the balance of the fiscal year and decline significantly in our first fiscal quarter.

January 14, 2013

Please tell us the speed to which management assesses current economic and portfolio performance trends and adjusts the provision rate to more accurately represent management’s estimate of expected economic and portfolio trends. Note that the reserve should reflect events or transactions about conditions that exist at the balance sheet date and that charge-offs are a lagging indicator of credit quality.

We regularly review government and other economic data and forecasts, as well as other matters which could potentially impact our debtors’ disposable income and their ability to service outstanding accounts. Such economic data includes, but is not limited to, employment and unemployment data, wage data, fuel costs and grocery prices. Additionally, we monitor matters such as proposed or enacted federal or state legislation which may result in changes in personal income tax or other withholding rates.

During the periods under review, employment trends in Texas, where the vast majority of our stores are located, have trended up and the economy has been expanding. In Louisiana and Oklahoma, employment activity and the economic conditions for our customers remained stable. The following table presents the average number of individuals employed by state over the past three calendar years.

	Average for year ended December 31,
(in thousands)	2012	2011	2010
Texas	11,361	11,145	11,011
Louisiana	1,900	1,923	1,921
Oklahoma	1,644	1,629	1,635

In addition to review of general economic data, we obtain information specific to our portfolio. No less than every four months, we update the credit score of our overall portfolio to support evaluation of changes in the credit worthiness of our existing customers. We also consider the rate at which customers become initially delinquent which could indicate how changes in employment or expenses (such as gas price changes) are affecting the ability of our customers to manage their obligations.

Our customer receivable portfolio data, which provides visibility to performance trends, is reviewed constantly in connection with the management of our credit operations. Based on such information, actions are implemented and such data is used to assist management in preparing the projection model discussed above to estimate future losses on customer accounts. We adjust recorded reserves at each quarterly period end based on the current and relevant performance and trend data.

As previously discussed, we have taken steps to improve the overall credit quality of our total portfolio. Over the past three years, we have seen improvement in a number of the overall key metrics.

	As of or for year ended January 31,
	2012		2011	2010
Weighted average credit score of outstanding balances	602		591	586
Weighted average origination credit score of sales financed	621		624	620
Percentage of originations to customers with credit score below 550	4.9%		5.5%	10.8%
Weighted average monthly payment rate	5.6%		5.4%	5.2%
Percentage of balances 60+ days past due	8.6%		8.6%	10.0%
Percent of re-aged balances to total outstanding balance	13.8%		19.8%	20.2%
Percent of bad debt charge-offs (net of recoveries) to average outstanding balances	7.5	%(a)	7.3%	5.0%

(a)	Charge-offs elevated by change in re-age and charge-offs policies.

Projection model at quarter ends included our best estimate of impact.

January 14, 2013

We recognize that established reserves should reflect events or conditions that exist at the balance sheet date and that charge-offs are a lagging indicator of credit quality. Our methodology for estimating such reserves incorporates these concepts.

Please tell us how quickly management assesses a deterioration or improvement in the aging of outstanding receivables in determining adjustments to the calculated reserve at period end based on the actual loss ratio.

As further discussed above, management assesses a deterioration or improvement in the aging of outstanding receivables almost continuously. Additionally, the foundation of our reserve calculation is the actual receivable balances stratified by delinquency bucket at the end of each period, with a deterioration or improvement in the aging influencing the recorded level of reserves in such period. This information together with actual historical loss ratios is used in calculating the required receivable reserve at the end of each quarterly period.

Please tell us the factors you considered in developing loss measurements and how those factors affected the loss measurements.

As of January 31, 2012, our customer receivable financing portfolio totaled $643.3 million. Of this amount, $48.9 million, or 7.6%, was classified as restructured or TDR accounts with the adoption of the clarifying guidance provided by ASU 2011-02. Factors considered in developing the loss measurement and the level of recorded impairment for restructured accounts (based on a discounted cash flow model incorporating account level detail) at the end of each quarter included:

•	The absolute dollar value of all accounts at period end;

•	The number of months re-aged;

•	The remaining term of each account;

•	Actual cash collections versus forecast collections (based on historical trends); and

•	Actual charge-off level versus forecast charge-off level (based on historical trends);

The weighted average remaining term of TDR accounts was 16 months at January 31, 2012. Actual cash collections and charge-off levels approximated forecast and had no significant impact on loss measurements.

For non-restructured accounts, which totaled $594.4 million, or 92.4% of the total customer receivable financing portfolio, factors we considered in the development of loss measurements included:

•

Refining our approach to estimating losses at period end to exclude the higher loss TDR accounts. For example, as of January 31, 2012, 81.1% of this portion of the customer receivable portfolio was current with an additional 10.8% between 1-30 days past due (based on payment due date). The portion of non-TDR accounts which we consider higher-risk (those aged greater than 60 days) totaled 5.4% of the portfolio as of January 31, 2012.

•

Changes in fiscal 2012 to our credit underwriting and collection practices to improve the underlying credit quality of the active credit portfolio. These included: raising the minimum credit score for new customers from 525 to 550; shortening contract terms; and implementing stricter re-aging and charge-off criteria.

•	Current portfolio performance trends including current and expected future delinquency trends;

•	Historic portfolio performance trends including delinquency, charge-offs and recoveries;

•	Current and anticipated future economic conditions; and

•	Customer specific performance data.

The above factors were considered collectively in preparation of our projection model at the end of each quarter. Estimated losses over the next 12-month period were calculated and reviewed by financial and non-financial personnel. Based on these calculations, we recorded adjustments to our allowance for doubtful accounts at the end of each period.

While understanding that historical loss rates are lagging indicators, we also compare established reserve levels to cumulative historical static loss rates. As presented on page 15 of our Form 10-K, the cumulative static loss rate for loans originated in fiscal 2007, 2006 and 2005 were as follows:

	Fiscal Year of Origination
	2007	2006	2005
Cummulative loss rate as a % of balance originated	5.6%	5.7%	5.0%

January 14, 2013

Fiscal 2008 and 2009 continue to develop but are nearing maturity with the most recent cumulative loss rates equaling 5.8% and 6.6%, respectively (as disclosed in our Form 10-Q for the period ended October 31, 2012). These rates compare to our overall allowance for doubtful accounts as a percentage of the total customer receivables was 7.8% as January 31, 2012.

Lastly, please provide a summary of your customer accounts receivable aging and reserve analysis as of January 31, 2011 similar to that provided in your letter dated April 9, 2009.

Please find below a summary of our customer accounts receivable aging and reserve analysis as of January 31, 2012 and 2011 similar to that provided in our letter dated April 9, 2009. In reviewing the following please note that such summaries are not necessarily comparative to those presented in our letter dated April 9, 2009 as all customer receivables are now consolidated within the Company’s financial statements (for fiscal years ended January 31, 2009 and 2008, a majority of our customer receivables were held in a securitization QSPE). Additionally, we have continued to refine our reserve methodology as further discussed above which now includes segregation of restructured or TDR accounts.

Reserve Analysis - Customer Receivables

(dollars in thousands)	Customer Receivables	TDR Receivables	Total Reserves
As of January 31, 2012-
Trailing 12-Month Charge-offs, net of recoveries (a)	$34,862	$12,077	$46,939
Average Portfolio Balance	$587,576	$38,862	$626,438
Loss Rate	5.9%	31.1%	7.5%

Receivable Balance, January 31, 2012	$594,429	$48,872	$643,301
Reserve Balance, January 31, 2012	$24,519	$25,385	$49,904
Reserve % at January 31, 2012	4.1%	51.9%	7.8%

As of January 31, 2011-
Trailing 12-Month Charge-offs, net of recoveries	$51,117	$—	$51,117
Average Portfolio Balance	$699,284	$—	$699,284
Loss Rate	7.3%		7.3%

Receivable Balance, January 31, 2011	$675,766	$—	$675,766
Reserve Balance, January 31, 2011	$44,015	$—	$44,015
Reserve % at January 31, 2011	6.5%		6.5%

(a) - includes the impact of an acceleration in charge-offs with the change in re-age and charge-off policies in fiscal 2012

Customer Accounts Receivable Aging

(in thousands)	As of January 31,
	2012	2011
Current	$490,938	$514,753
1-30	74,420	80,618
31-60	22,753	22,353
61-90	15,687	14,560
91-120	12,461	10,685
121-150	10,637	9,081
151-180	8,709	7,394
181-209	7,696	4,464
210+	—	11,858

Total	$643,301	$675,766

January 14, 2013

2. Revision of Financial Statements, page 75

6.	Please tell us why the finance charges and other revenue, repair service agreement commissions, net and total revenues, as revised presented in the tables on pages 76 and 77 do not agree to the amounts of revenue reported in the consolidated statements of operations.

Response:

The information presented on pages 76 and 77 reflects only the revision by the Company to its fiscal year 2011 and 2010 consolidated financial statements to correct its accounting related to interest income on installment contracts and to correct its accounting for interest income on customer accounts receivable related to the charge-off of those accounts. Such amounts do not include the impact of a change in presentation by us during the fourth quarter of fiscal 2012 in our provision for bad debts to be more consistent with finance industry practice. The impact of that change is presented in Note 15 to the financial statements.

The table below summarizes the revision discussed in Note 2 to the financial statements and the effect of the change in presentation in Note 15 to the financial statements to agree to amounts of revenue reported in the consolidated statements of operations.

(in thousands)	Total, as revised (Note 2)	Presentation Change (Note 15)	Total, as reported
Year ended January 31, 2011-
Finance charges and other	$142,441	$3,608	$146,049

Repair service agreement
commissions, net	$29,068	$8,727	$37,795

Total revenues	$796,439	$12,335	$808,774

Year ended January 31, 2010-
Finance charges and other	$155,433	$2,487	$157,920

Total revenues	$877,201	$9,888	$887,089

January 14, 2013

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or additional comments regarding the responses to the Comment Letter set forth above, please do not hesitate to call the undersigned at (936) 230-5866.

Sincerely,

/s/ Brian E. Taylor

Brian E. Taylor

cc:	Yolanda Guobadia, Securities and Exchange Commission
Theodore M. Wright, Conn’s, Inc.

Sydney K. Boone, Conn’s, Inc.